UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Farmer Bros. Co.
__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $1.00 per share
__________________________________________________________________________________

(Title of Class of Securities)

307675108
__________________________________________________________________________________

(CUSIP Number)

John “Jack” Murphy

Levin Easterly Partners LLC

595 Madison Avenue, 17th Floor

New York, NY 10022

Telephone: (212) 259-0800
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

June 1, 2020

__________________________________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307675108
1. Names of Reporting Persons.
Levin Easterly Partners LLC

2. Check the Appropriate Box if a Member of a Group
(a) □
(b) □

3. SEC Use Only

4. Source of Funds
WC, AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
372,792

9. Sole Dispositive Power
0

10. Shared Dispositive Power
555,788

11. Aggregate Amount Beneficially Owned by Each Reporting Person
555,788

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares □

13. Percent of Class Represented by Amount in Row (11)
3.1%

14. Type of Reporting Person
IA

CUSIP No. 307675108
1. Names of Reporting Persons.
LE Partners Holdings LLC

2. Check the Appropriate Box if a Member of a Group
(a) □
(b) □

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
372,792

9. Sole Dispositive Power
0

10. Shared Dispositive Power
555,788

11. Aggregate Amount Beneficially Owned by Each Reporting Person
555,788

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares □

13. Percent of Class Represented by Amount in Row (11)
3.1%

14. Type of Reporting Person
OO

CUSIP No. 307675108
1. Names of Reporting Persons.
LE Partners Holdings II LLC

2. Check the Appropriate Box if a Member of a Group
(a) □
(b) □

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
372,792

9. Sole Dispositive Power
0

10. Shared Dispositive Power
555,788

11. Aggregate Amount Beneficially Owned by Each Reporting Person
555,788

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares □

13. Percent of Class Represented by Amount in Row (11)
3.1%

14. Type of Reporting Person
OO

CUSIP No. 307675108
1. Names of Reporting Persons.
LE Partners Holdings III LLC

2. Check the Appropriate Box if a Member of a Group
(a) □
(b) □

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
372,792

9. Sole Dispositive Power
0

10. Shared Dispositive Power
555,788

11. Aggregate Amount Beneficially Owned by Each Reporting Person
555,788

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares □

13. Percent of Class Represented by Amount in Row (11)
3.1%

14. Type of Reporting Person
OO

CUSIP No. 307675108
1. Names of Reporting Persons.
LE Partners Holdings IV LLC

2. Check the Appropriate Box if a Member of a Group
(a) □
(b) □

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
372,792

9. Sole Dispositive Power
0

10. Shared Dispositive Power
555,788

11. Aggregate Amount Beneficially Owned by Each Reporting Person
555,788

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares □

13. Percent of Class Represented by Amount in Row (11)
3.1%

14. Type of Reporting Person
OO

CUSIP No. 307675108
1. Names of Reporting Persons.
Darrell Crate

2. Check the Appropriate Box if a Member of a Group
(a) □
(b) □

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6. Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
372,792

9. Sole Dispositive Power
0

10. Shared Dispositive Power
555,788

11. Aggregate Amount Beneficially Owned by Each Reporting Person
555,788

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares □

13. Percent of Class Represented by Amount in Row (11)
3.1%

14. Type of Reporting Person
IN

CUSIP No. 307675108
1. Names of Reporting Persons.
Avshalom Kalichstein

2. Check the Appropriate Box if a Member of a Group
(a) □
(b) □

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6. Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
372,792

9. Sole Dispositive Power
0

10. Shared Dispositive Power
555,788

11. Aggregate Amount Beneficially Owned by Each Reporting Person
555,788

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares □

13. Percent of Class Represented by Amount in Row (11)
3.1%

14. Type of Reporting Person
IN

CUSIP No. 307675108
1. Names of Reporting Persons.
John Murphy

2. Check the Appropriate Box if a Member of a Group
(a) □
(b) □

3. SEC Use Only

4. Source of Funds
AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) □

6. Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
372,792

9. Sole Dispositive Power
0

10. Shared Dispositive Power
555,788

11. Aggregate Amount Beneficially Owned by Each Reporting Person
555,788

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares □

13. Percent of Class Represented by Amount in Row (11)
3.1%

14. Type of Reporting Person
IN

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (this “Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.  This Amendment No. 6 constitutes an exit filing of the reporting persons.

ITEM 3.SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

The Shares were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 555,788 Shares owned directly by Levin Easterly is approximately $10,415,660.88, including brokerage commissions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,335,720 Shares outstanding as of April 30, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2020.

Items 5(a)-(d) are hereby amended and restated as follows:

A.Levin Easterly

(a)As of the close of business on June 2, 2020, Levin Easterly beneficially owned 555,788 Shares.

Percentage: Approximately 3.1%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 372,792*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 555,788*

* See Item 5(d) for further discussion.

(c)The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.LEPH

(a)As of the close of business on June 2, 2020, LEPH beneficially owned 555,788 Shares.

Percentage: Approximately 3.1%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 372,792*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 555,788*

* See Item 5(d) for further discussion.

(c)LEPH has not undertaken any transactions in the Shares during the past 60 days.  The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.LEPH II

(a)As of the close of business on June 2, 2020, LEPH II beneficially owned 555,788 Shares.

Percentage: Approximately 3.1%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 372,792*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 555,788*

* See Item 5(d) for further discussion.

(c)LEPH II has not undertaken any transactions in the Shares during the past 60 days.  The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.LEPH III

(a)As of the close of business on June 2, 2020, LEPH III beneficially owned 555,788 Shares.

Percentage: Approximately 3.1%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 372,792*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 555,788*

* See Item 5(d) for further discussion.

(c)LEPH III has not undertaken any transactions in the Shares during the past 60 days.  The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.LEPH IV

(a)As of the close of business on June 2, 2020, LEPH IV beneficially owned 555,788 Shares.

Percentage: Approximately 3.1%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 372,792*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 555,788*

* See Item 5(d) for further discussion.

(c)LEPH IV has not undertaken any transactions in the Shares during the past 60 days.  The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.Darrell Crate

(a)As Chairman of Levin Easterly and a member of LEPH IV, Mr. Crate is deemed to beneficially own 555,788 Shares beneficially owned by Levin Easterly.

Percentage: Approximately 3.1%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 372,792*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 555,788*

* See Item 5(d) for further discussion.

(c)Mr. Crate has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.Avshalom Kalichstein

(a)As a member of LEPH IV, Mr. Kalichstein is deemed to beneficially own 555,788 Shares beneficially owned by Levin Easterly.

Percentage: Approximately 3.1%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 372,792*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 555,788*

* See Item 5(d) for further discussion.

(c)Mr. Kalichstein has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

H.John “Jack” Murphy

(a)As Chief Investment Officer of Levin Easterly, Mr. Murphy is deemed to beneficially own 555,788 Shares beneficially owned by Levin Easterly and one managed account at LCS.

Percentage: Approximately 3.1%.

(b)1. Sole power to vote or direct vote:  0

2. Shared power to vote or direct vote: 372,792*

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 555,788*

* See Item 5(d) for further discussion.

(c)Mr. Murphy has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by Levin Easterly during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)Various separately managed accounts for whom Levin Easterly acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 555,788 Shares. Dispositive power over such Shares is shared.  Voting power over such Shares is deemed shared between such managed accounts and Levin Easterly with respect to 372,792 Shares.

(e)Not applicable

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2020	LEVIN EASTERLY PARTNERS LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Chairman

LE PARTNERS HOLDINGS LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS II LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS III LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

LE PARTNERS HOLDINGS IV LLC

	By:	/s/ Darrell Crate
Name: Darrell Crate
Title: Managing Director

	By:	/s/ Darrell Crate
Name: Darrell Crate

	By:	/s/ Avshalom Kalichstein
Name: Avshalom Kalichstein

	By:	/s/ John Murphy
Name: John Murphy

Schedule A

Transactions in the Shares During the Past Sixty Days

Date	Buy or Sell	Quantity	Price Per Share (before commission)	Reporting Person
April 9, 2020	Sell	4,256	$8.1008	Levin Easterly Partners LLC
April 21, 2020	Buy	550	$7.5056	Levin Easterly Partners LLC
April 23, 2020	Buy	4,092	$7.8016	Levin Easterly Partners LLC
June 2, 2020	Sell	30,851	$7.8526	Levin Easterly Partners LLC
May 1, 2020	Sell	507	$8.8545	Levin Easterly Partners LLC
May 4, 2020	Sell	2,272	$9.2005	Levin Easterly Partners LLC
May 6, 2020	Sell	292	$7.8651	Levin Easterly Partners LLC
May 11, 2020	Sell	1,434	$9.0066	Levin Easterly Partners LLC
May 14, 2020	Buy	6,048	$7.0010	Levin Easterly Partners LLC
May 19, 2020	Buy	1,000	$7.2749	Levin Easterly Partners LLC
May 21, 2020	Sell	10,588	$7.4638	Levin Easterly Partners LLC
May 22, 2020	Sell	3,923	$7.1141	Levin Easterly Partners LLC
May 26, 2020	Sell	40,609	$7.1912	Levin Easterly Partners LLC
May 27, 2020	Sell	14,933	$7.2584	Levin Easterly Partners LLC
June 1, 2020	Account Termination	759,603	N/A	Levin Easterly Partners LLC